The Sherwin-Williams Company
101 West Prospect Avenue
Cleveland, OH 44115-1075

Jane M. Cronin
Senior Vice President - Corporate Controller

July 2, 2021

Correspondence Filing Via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
100 F Street, NE
Washington, DC 20549
Attention: Aamira Chaudhry
Doug Jones

Re:     The Sherwin-Williams Company
Form 10-K for the Year Ended December 31, 2020
Filed February 19, 2021
File No. 001-04851

Ladies and Gentlemen:

We have set forth below responses of The Sherwin-Williams Company (“Sherwin-Williams” or “Company”) to address the comments of the Staff of the Division of Corporation Finance contained in your letter dated June 21, 2021 regarding your review of Sherwin-Williams’ filing noted above.

For your convenience, we have restated in bold type each of the Staff’s comments followed by our response.

Form 10-K for the Year Ended December 31, 2020

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 27

1.Comment: Cost of goods sold is the largest expense item and appears to be material to your results, yet there is no discussion and analysis of it. Please include a discussion and analysis of cost of goods sold as appropriate and material. In your disclosure, consider discussing and quantifying components of costs of goods sold to the extent material to the change in cost of goods sold between periods. Include a description in quantitative and qualitative terms of the underlying reasons associated with any components discussed. Refer to Item 303(a), introductory

July 2, 2021

paragraph of Item 303(b) and Item 303(b)(2) of Regulation S-X and Section III.B.4 of Release No. 33-8350 for guidance.

Response: The Company respectfully acknowledges the Staff’s comment. Although the Company believes that the material drivers of cost of goods sold are included within the discussion of gross profit in order of quantitative significance, the Company confirms that in future filings, it will expand its disclosure to separately address cost of goods sold and include a quantitative and qualitative analysis as appropriate.

Below is the Company’s proposed disclosure using 2020 for illustrative purposes, which has been marked to show changes from the Company’s Annual Report on Form 10-K disclosure for the year ended December 31, 2020 to facilitate the Staff’s review.

Income Before Income Taxes
The following tables presents the components of income before income taxes as a percentage of net sales:

(millions of dollars, except % of sales data)	Year Ended December 31,
	2020		2019
		% of Net Sales		% of Net Sales
Net sales	$18,361.7	100.0%	$17,900.8	100.0%
Cost of goods sold	9,679.1	52.7%	9,864.7	55.1%
Gross profit	8,682.6	47.3%	8,036.1	44.9%
Selling, general, and administrative expenses	5,477.9	29.8%	5,274.9	29.5%
Other general expense - net	27.7	0.2%	39.1	0.2%
Amortization	313.4	1.7%	312.8	1.7%
Impairment of trademarks	2.3	—%	122.1	0.7%
Interest expense	340.4	1.9%	349.3	2.0%
Interest and net investment income	(3.6)	—%	(25.9)	(0.1)%
California litigation expense	—	—%	(34.7)	(0.2)%
Other expense - net	5.3	—%	16.7	—%
Income before income taxes	$2,519.2	13.7%	$1,981.8	11.1%
Cost of goods sold decreased $185.6 million, or 1.9%, in 2020 compared to 2019 primarily due to lower raw material costs and currency translation rate changes, partially offset by higher sales volume. Although the trend in recent years has been for increases in raw material costs (including titanium dioxide and petrochemical feedstock sources), the Company experienced a decrease in raw material costs primarily due to market conditions arising from the COVID-19 pandemic. Currency translation rate changes decreased 2020 cost of goods sold by 1.3%.
Consolidated gross profit increased $646.5 million in 2020 compared to the same period in 2019. Consolidated gross profit as a percent to consolidated net sales increased to 47.3% in 2020 from 44.9% in 2019. Consolidated gross profit dollars and percent improved as a result of favorable customer and product mix in The Americas Group and the Consumer Brands Group, and moderating raw material costs, partially offset by unfavorable currency translation rate changes.
The Americas Group’s gross profit for 2020 increased $388.2 million compared to the same period in 2019. The Americas Group’s gross profit dollars and margin improved as a result of favorable customer and product mix and moderating raw material costs. Favorable customer and product mix in The Americas Group was driven by higher demand in residential repaint, DIY and new residential paint sales, partially offset by the impact of COVID-19 on demand in some end

July 2, 2021

markets served. The Consumer Brands Group’s gross profit increased $221.0 million in 2020 compared to the same period in 2019. The Consumer Brands Group’s gross profit dollars and margin improved due primarily to higher volume sales, product portfolio improvements and international cost reductions. The Performance Coatings Group’s gross profit for 2020 increased $21.1 million compared to the same period in 2019. The Performance Coatings Group’s gross profit dollars and margin improved due primarily to moderating raw material costs, partially offset by unfavorable currency translation rate changes.

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Income Before Income Taxes, page 28

2.Comment: In the discussion of gross profit on page 28, you state gross profit dollars and percent improved as a result of favorable customer and product mix. Please expand your disclosure to describe the underlying reasons in quantitative and qualitative terms associated with these factors. Refer to the introductory paragraph of Item 303(b) of Regulation S-X and Section III.B.4 of Release No. 33-8350 for guidance. Additionally, quantify other factors cited as causes for the change in gross profit so investors may understand the magnitude of the impact of each, pursuant to section 501.04 of the staff’s Codification of Financial Reporting Policies.

Response: The Company respectfully acknowledges the Staff’s comment and confirms that in future filings, it will expand its disclosure to include further quantitative and qualitative discussion of the factors driving the change in gross profit. The proposed disclosure included in the response to the Staff's first comment illustrates the expanded disclosure.

Item 8. Financial Statements and Supplementary Data
Note 17. Revenue, page 80

3.Comment: You disclose you provide disaggregated revenue by reportable segment. You also disclose the CODM uses information by geographic region/divisions, product and customer type, business units and subsidiaries to assess performance of and allocate resources to your reportable segments. We also note discussion in your first quarter 2021 earnings conference call in regard to sales for various product types, businesses, divisions, segments and regions. Please tell us what consideration you gave to guidance in ASC 606-10-50-5 in disclosing additional disaggregated revenue information.

Response: The Company respectfully acknowledges the Staff’s comment and confirms that pursuant to ASC 606-10-50-5, it considered the appropriate level of revenue disaggregation to depict the nature, amount, timing and uncertainty of revenue and cash flows that are affected by economic factors.

In applying the disaggregation framework, the Company began with its segment information that management utilizes internally to assess performance and make decisions regarding allocation of resources. This was then supplemented with consideration of multiple factors, including the following categories discussed in ASC 606-10-55-91:

–Reportable segments: The Company’s three reportable operating segments as of December 31, 2020 were:
◦The Americas Group (TAG), which represented 57% of consolidated net external sales with over 95% generated in the Company's North America region (comprised of the United States, Canada and the Caribbean region).

July 2, 2021

◦Consumer Brands Group (CBG), which represented 16% of consolidated net external sales with over 80% generated in the Company’s North America region.
◦Performance Coatings Group (PCG), which represented 27% of consolidated net external sales with over 50% generated in the Company’s North America region.

–Type of good or service: The Company manufacturers and sells paint, stains, supplies, equipment and floor covering products, as well as a broad range of industrial coatings. As described in Note 21, this product differentiation is reflected in our reportable segments as follows:
◦TAG sells paints, stains and supplies primarily through its company-operated specialty paint stores. These stores market and sell Sherwin-Williams® and other controlled brand architectural paint and coatings, protective and marine products, OEM product finishes and related products.
◦CBG supplies a broad portfolio of branded and private-label architectural paint, stains, varnishes, industrial products, wood finishes products, wood preservatives, applicators, corrosion inhibitors, aerosols, caulks and adhesives to retailers and distributors throughout North America, as well as in Australia, New Zealand, China and Europe.
◦PCG develops and sells industrial coatings for wood finishing and general industrial (metal and plastic) applications, automotive refinish, protective and marine coatings, coil coatings, packaging coatings and performance-based resins and colorants worldwide.

–Geographical region: As described in Note 21, the Company is organized around its operating segments with operations in the following regions:
◦TAG operates in the United States, Canada, Latin America and the Caribbean region.
◦CBG operates in North America, Australia, New Zealand, China and Europe.
◦PCG operates worldwide.

Further, the Company highlights the disclosure of consolidated revenue by geography in Note 21 with the disclosure of external sales by foreign subsidiaries. External sales by foreign subsidiaries as a percent of the Company’s consolidated total sales for 2020, 2019 and 2018 were 19.5%, 20.6% and 23.0%, respectively. Additionally, external sales in each geographic region outside of the North America region were each less than 10% of consolidated sales. As a result, management believes there is no individual geographic risk that is material to the Company's revenues outside of North America.

–Type of contract / duration: As disclosed in Note 17, a large portion of the Company's revenue is recognized at a point in time and generated with customers who are not engaged in a long-term supply agreement or any form of contract with the Company.

–Timing of transfer of goods or services: As disclosed in Note 17, revenue is primarily recognized at a point in time for transactions in all segments based on nature of products sold.

–Sales channels: As disclosed in Note 21, TAG is engaged in servicing the needs of architectural and industrial paint contractors and do-it-yourself homeowners, CBG supplies a broad portfolio of products to retailers and distributors, while PCG primarily sells industrial coatings to global manufacturing customers.

After evaluating the information above, the Company determined that the disaggregation of revenue by reportable segment, coupled with the disclosures in Note 17 around the Company’s revenue and in Note 21 around the Company’s reportable segments, provided a user with an appropriate view of the

July 2, 2021

Company’s revenue as the current disclosure provides a view of the Company’s revenue by the (i) product type given the distinct nature of offerings in each segment, (ii) sales channel given the distinct customer targeted by each segment with their product offerings, and (iii) geography given the relative proportion of consolidated results that each segment represents and the geographies in which each segment operates.

The Company acknowledges that its quarterly communications with investors since the acquisition of Valspar in June 2017 have included expanded disclosure around directional sales information for various product types, businesses, divisions, segments and regions to supplement investors understanding of the Company’s quarterly results. The Company does not believe that this supplemental information changes the depiction of how the nature, amount, timing and uncertainty of revenue and cash flows are impacted by economic factors given the composition of products sold, targeted customer base and sales channels utilized by each reportable segment.

While the Company believes that its disclosure of revenue at the reportable segment level remains appropriate as discussed above, the Company will expand its disclosure in future filings to clarify the geographic distribution of its sales. Below is the Company’s proposed enhancement to the Revenue disclosure using 2020 for illustrative purposes, which has been marked to show changes from the Company’s Annual Report on Form 10-K disclosure for the year ended December 31, 2020.

Refer to Note 21 for the Company’s disaggregation of net sales by reportable segment. As the reportable segments are aligned by similar economic factors, trends and customers, this disaggregation best depicts how the nature, amount, timing and uncertainty of revenue and cash flows are affected by economic factors. Approximately 80% of the Company’s net external sales are in the Company’s North America region (which is comprised of the United States, Canada and the Caribbean region), slightly less than 10% in the EMEAI region (Europe, Middle East, Africa and India), with the remaining global regions accounting for the residual balance. No individual country outside of the United States is individually significant.

We want to thank the Staff for its review of our filings to assist us in compliance with the applicable disclosure requirements and to enhance the overall disclosures in our filings.

If the Staff has any questions regarding our responses or any additional comments, please feel free to contact me at (216) 566-2986.

Sincerely,

/s/ Jane M. Cronin

Jane M. Cronin
Senior Vice President - Corporate Controller